Mail Stop 4561

August 31, 2006

Uri Levy
Chief Financial Officer
Gaming Ventures Plc
Isle of Man
9 Mytrle Street, Douglas, Isle of Man

Re: Gaming Ventures Plc
**   Form 20-F**
**   Filed on August 8, 2006**
**   File No. 0-52163**

Dear Mr. Levy:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please note that the Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 20-F prior to effectiveness and refiling a new Form 20-F including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements applicable to foreign private issuers under the Securities

Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   In light of the fact that your sole shareholder is Zone 4 Play, Inc., a Nevada corporation, please advise us how you qualify to use the Form 20-F. Refer to the General Instructions of Form 20-F.

3.   Please tell us why you believe it is appropriate to conduct the spin-off without registration under the Securities Act of 1933. For guidance, please refer to Staff Legal Bulletin No. 4. Please ensure that your response addresses each of the conditions for conducting an unregistered spin-off. This discussion should include, but not be limited to, a discussion of the business purpose of the spin-off and whether Zone4Play, Inc has provided, or intends to provide, its shareholders with an information statement that describes the spin-off that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. In addition, we note that certain shareholders of Zone4Play may be unable to hold shares of the registrant. Please advise us as to how redeeming these interests affects the requirement that the spin-off be pro rata.

4.   We note from the Form 8-K filed by Zone 4 Play that the decision to spin off the securities of Gaming Ventures will be based on a "regulatory and tax analysis" that, at the time of the filing of the 8-K, had not been completed. Please advise us as to the status of this analysis. In addition, please advise us as to whether the company will seek to have its shares listed or quoted once the proposed spin-off is completed.

5.   The basis for comparative factual assertions and for management's belief in qualitative statements must be clear from the text of the registration statement or provided supplementally to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us supplementally as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation, the following statements:

- "the online gaming market is expected to grow significantly, and millions of new online players are expected to enter the market in the coming years." (page 17)

- "[b]lackjack is among the most popular casino games and attracts different types of players." (page 19)

- "[d]emand for online gaming from the United States accounts for 40% of the worldwide market." (page 20)

Please revise or advise as appropriate.

Item 3 – Key Information, page 7

6.   We note that you incorporated in the Isle of Man but your financial statements are presented in U.S. dollars. As a result, please provide the exchange rate information required by Item 3.A.3 of Form 20-F.

Risk Factors, page 8

7.   Please add a risk factor noting you have no cash on hand, a net asset deficiency, and the fact that your auditor, Ziv Haft, noted in its audit opinion that "certain time will pass before significant revenues will be realized and, during this period, the Carved-Out Business may require additional funds in order to finance its operations."

Some of Zone4Play shareholders may not be able to hold shares …, page 9

8.   Please expand your disclosure to indicate why certain of Zone4Play's shareholders may be unable to hold your shares.

Because we intend to operate in multiple international markets …, page 9

9.   Please identify your target markets and tailor the risk factor so that it discusses the risks inherent in these markets. For example, if one or more of your target markets has "potentially weak protection of intellectual property rights" or "potentially adverse tax consequences," you should expand your disclosure to discuss the ways in which intellectual property rights may not be protected and the nature of the tax consequences you may face.

The loss of our key management personnel may adversely …, page 10

10.   Please clarify that you have no executive officers or employees and that, if the spin-off occurs, you will have to hire executive officers and employees to conduct your proposed business. In connection with this, please explain how Zone4Play's loss of one or more of its executive officers will directly impact your operations.

It could be difficult to enforce a U.S. judgment against our officers …, page 10

11.   Please substantially expand this risk factor to discuss the ability of shareholders to enforce a judgment against the company and/or its officers. The discussion should compare the laws of the Isle of Man with the laws of Delaware and should describe any and all limitations on the ability of U.S. shareholders to enforce a judgment against you or your officers.

Online Gaming Regulation, page 10

12. Please revise this risk factor and the disclosure under the <u>U.S. Gaming Regulation</u> section on page 23 to note the following:
- the action taken by the U.S. Department of Justice against London-based Bet OnSports PLC, an operator of online gambling websites; and
- the bill that passed the U.S. House of Representatives on July 11, 2006 that would prevent individuals residing in the U.S. from using credit cards to bet online and could block U.S. residents from accessing gambling Web sites.

<u>Principal Capital Expenditures, page 16</u>

13. You state that you had capital expenditures of $384,635 since inception, and that these expenditures consisted of incorporation expenses and the purchase price of computers and related software. We note that you have recorded the total amount of $384,635 as 'Property and Equipment' on your Balance Sheet. Advise us as to how much of this amount is related to incorporation expenses and why you classified this amount as Property and Equipment.

<u>Business Overview, page 16</u>

14. You state that you "intend to attract online gamblers to [your] own online gambling websites, as well as to license our blackjack software to owners of other gambling websites." Please disclose the addresses of the websites you own.

15. We note the risk factor on page 12 that indicates a number of North American credit card issuers have refused to allow the use of their credit cards for internet betting and gaming transactions. Please identify the credit card issuers that have these policies and discuss how you intend to generate revenues in spite of this and the effect these policies may have on your operations.

<u>Internal control and supporting systems, page 18</u>

16. We refer to your statement that you "believe that the gaming software operated by each operator is independently audited so as to ensure its gaming fairness." In light of the fact that you have no agreements with any operators, it is unclear how you have arrived at this conclusion. Please revise or advise.

<u>Our products and technology, page 19</u>

17.   Please briefly discuss in what ways you intend to "further develop" your BJ software. If it has not been fully developed, please disclose the status of the software, when you expect it to be ready to be marketed and the estimated costs needed to completely develop the software.

Market Size and Growth, page 20

18.   Please revise this section to explicitly note whether you will directly market your gambling websites to individuals residing in the U.S. or license your blackjack software to owners of other gambling websites that target individuals residing in the U.S.

Advantages of Multi-Player Blackjack, page 21

19.   Please discuss whether individual players will all be expected to put forward the same amount of money into the pot or whether individual players will bet whatever amounts they choose. If it is the latter, please clearly disclose that players who do not win the final pot will lose all of the money they bet as contrasted with playing against the house where you only lose what you bet in each hand.

Online Casinos, page 22

20.   You state that "the online casino market is starting to experience consolidation and is more developed than all other segments of the internet gaming industry." Please revise to clarify what you mean by the statement that the online casino market is more developed than all other segments of the internet gaming industry. In addition, in light of the number of websites that are active, please advise us as to your basis that the industry is consolidating.

Government Regulation, page 23

21.   Please clarify which markets are your primary target markets. To the extent that you can prioritize which markets you well seek to penetrate, please do so.

U.K. Regulation of Online Gaming, page 25

22.   We note your statement that you believe none of the current legislation relating to gaming, including online gaming, applies to your activities. Please expand your disclosure to explain your basis for this belief. In addition, please discuss whether there are any additional regulations that specifically apply to Isle of Man corporations, not just corporations who do business in the UK. Finally, please disclose whether you intend to seek a license from the Gaming Commission. To the extent you do not intend to do this, please add a risk factor that discusses this or advise us as to why you do not believe this would not be a material risk to investors.

Item 4A - Unresolved Staff Comments, page 27

23.   Please strike this section since you are not an accelerated filer or a well-known seasoned issuer.

Unaudited Pro Forma Information, page 28

24.   Please revise this section to replace your reference to "the carved out BJ Business" with the name of your company.

25.   Please include explanatory notes to the adjustments of your pro forma financial information as required under Article 11 of Regulation S-X. In addition, please tell us what consideration was given to presenting a pro forma statement of operations reflecting the effect of the promissory note.

26.   Please revise to classify the net impact of the transfer in share capital rather than deficit accumulated during the development stage.

Foreign Currency Risk, page 29

27.   You state that the "majority of [y]our revenues is expected to be denominated in U.S. Dollars and or linked to the U.S. dollar." Please revise to note the basis for this statement.

Liquidity and Capital Resources, page 30

28.   You state that you "may seek to borrow seed capital in the anticipated amount of $2 million from Zone4Play to finance [y]our operations, and in addition, [y]our subsidiary, RNG, is seeking a capital investment from a third party gaming operator in return for a minority ownership interest in RNG." Please disclose the current status of these negotiations including whether a term sheet has been executed with Zone4Play and the third party. Please also clarify that any financing you receive from Zone4Play will not be made at arms length.

29.   Describe your current internal and external sources of liquidity and briefly discuss any unused sources of liquidity. Also, please include a statement indicating, in your opinion, whether your working capital is sufficient for the company's present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.

30.   Please revise your disclosure to note the level of borrowings at the end of the period under review, the seasonality of borrowing requirements and the maturity profile of

borrowings and committed borrowing facilities, with a description of any restrictions on their use. Refer to Item 5.B.1.(c).

Research and Development, Patents and Licenses, etc., page 30

31.   Please clarify whether the patent application pertaining to the BJ Software will be transferred to you following the proposed spin-off or whether Zone4Play will retain any patent rights obtained under the application.

Tabular Disclosure of Contractual Obligations, page 30

32.   Explain how you expect to raise the needed cash to meet the promissory note obligation and indicate the consequences of not meeting the required payments, including a description of the related financial statement impact. Refer to Item 5.B.3. of Form 20-F.

33.   Please revise to note the interest rate on the promissory note.

Related Party Transactions, page 24

34.   Please revise this section to include a discussion regarding your promissory note with Zone4Play.

35.   You state that you "receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play pursuant to an agreement between us." Please revise this section to include a more detailed discussion regarding this agreement, including but not limited to, the length of time covered by the agreement. Also, please revise to include an estimate of the amount to be paid to Zone4Play on a yearly basis as well as any costs already incurred.

Report of Independent Registered Public Accounting Firm, page F-1

36.   The explanatory paragraph included by your auditors appears to be indicating that they may have substantial doubt about the entity's ability to continue as a going concern. If so, please have them revise their report considering the guidance in paragraphs 12 and 13 of AU Section 341. Otherwise, please have them explain the purpose of this paragraph.

Note 1 – General, Basis of Presentation, page F-7

37.   We note your reference to SAB Topic 1.B.1., but it is unclear how you applied the guidance in this topic in deciding not to allocating any corporate level expenses to the Company. Please advise us.

Financial Statement Footnotes

38.   Please include your July 12, 2006 agreement with Zone4Play and your July 17, 2006 agreement with RNG Gaming Limited in your financial statement footnotes as a subsequent event.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Oded Har-Even, Esq. (*via facsimile*)